

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05002738

January 25, 2005

Anthony R. Augliera
Senior Vice President and
Assistant General Counsel
Wachovia Corporation
Legal Division
NC0630
One Wachovia Center
301 South College Street
Charlotte, NC 28288

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/25/2005

Re: Wachovia Corporation
Incoming letter dated December 20, 2004

Dear Mr. Augliera:

This is in response to your letter dated December 20, 2004 concerning the shareholder proposal submitted to Wachovia by Patricia B. Forr and R. Thomas Forr. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel



Enclosures

cc: Patricia B. Forr and R. Thomas Forr
2715 3rd Street
Altoona, PA 16601-3622

Wachovia Corporation
Legal Division
NC0630
One Wachovia Center
301 South College Street
Charlotte, NC 28288

Tel 704 374-6611

Anthony Augliera
Senior Vice President and
Assistant General Counsel
Direct Dial: 704 383-4901
Fax: 704 715-4494
anthony.augliera@wachovia.com



WACHOVIA

1934 Act/Rule 14a-8

VIA OVERNIGHT MAIL

December 20, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wachovia Corporation - Omission of Shareholder Proposal Submitted by Patricia B. Forr and R. Thomas Forr, joint tenants

Ladies and Gentlemen:

Wachovia Corporation, a North Carolina corporation ("Wachovia"), hereby notifies the Securities and Exchange Commission (the "Commission") of its intent to omit a shareholder proposal from its proxy statement and form of proxy for Wachovia's 2005 Annual Meeting of Shareholders (the "2005 Proxy Materials"), pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in connection therewith, respectfully requests the staff of the Division of Corporation Finance (the "Staff") to indicate that it will not recommend any enforcement action to the Commission.

The Proposal

Patricia B. Forr and R. Thomas Forr, joint tenants (the "Proponents"), have submitted a proposal (the "Proposal") for inclusion in Wachovia's 2005 Proxy Materials. The Proposal, including its supporting statement, is attached as Exhibit A. Certain additional correspondence from the Proponents is attached as Exhibit B.

The Proposal recommends that "the Board of Directors disallow the payment of any corporate funds to Planned Parenthood and any other organizations involved in providing abortion and/or abortion services."

Summary of Wachovia's Position

As set forth more fully below, Wachovia believes that it may properly omit the Proposal from its 2005 Proxy Materials pursuant to (i) Rule 14a-8(i)(3), because it is contrary to the proxy rules as it is materially vague and indefinite, and (ii) Rule 14a-8(i)(7), because the Proposal deals with matters relating to the conduct of Wachovia's ordinary business operations.

Rule 14a-8(i)(3)-Proposal is Contrary to Proxy Rules.

Rule 14a-8(i)(3) permits the omission of a proposal that contravenes any Commission proxy rule or regulation, including Rule 14a-9, which prohibits materially false or misleading statements. Recently, the Staff reiterated that reliance on Rule 14a-(i)(3) to exclude a proposal is appropriate where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires-this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result." See Staff Legal Bulletin No. 14B (CF) (September 15, 2004); See also Hershey Foods Corporation (publicly available December 27, 1988). Wachovia believes that the Proposal, together with its supporting statement, is inherently vague and indefinite and, therefore, potentially materially misleading because it is subject to differing interpretations, and neither Wachovia shareholders nor Wachovia would be able to determine with any reasonable certainty exactly what actions or measures would be required if the Proposal were implemented.

The Proposal recommends that Wachovia's Board of Directors "disallow the payment of any corporate funds to Planned Parenthood and any other organizations involved in providing abortion and/or abortion services." It is clear that the Proposal would prohibit Wachovia from making payments in the form of charitable contributions to Planned Parenthood and other organizations involved in providing abortion and/or abortion services. However, it is unclear whether the prohibition also would extend to the payment of Wachovia's funds in connection with providing financial services to any such organizations or perhaps even in connection with medical payments or reimbursement obligations of Wachovia under its employee benefit plans.

Wachovia is a diversified financial services holding company that provides a wide range of financial services to its customers throughout the East Coast and the nation, including commercial loans, private equity investments, investment banking, securities brokerage and other financial advisory services. The Proposal and the supporting statement could be read to mean that the Proponents intend a broad interpretation of the

Proposal, which would also involve Wachovia's ordinary business operations. For example, the Proposal refers to the "payment of any corporate funds" and does not specifically state that it applies only to charitable contributions. It simply is not clear what is intended by the phrase "payment of any corporate funds" in the Proposal. Does it mean only charitable contributions? Does it include medical payments or other reimbursement payments under employee benefit plans? Would Wachovia be precluded from using its corporate funds to make loans, or paying interest on deposit accounts, to Planned Parenthood or organizations involved in providing abortion and/or abortion services? Would Wachovia be precluded from making any payments in connection with making any investments in, or providing other financial advisory services to, various organizations that may be involved in abortion related services? The supporting statement adds to the uncertainty by including vague statements such as the following: "Wachovia Corporation should not be involved in the business of assisting abortion providers"; "stockholders are encouraged to vote against the use of any corporate funds for the purpose of aiding and assisting Planned Parenthood or any other abortion provider"; and Wachovia "should have no part in assisting or funding those who participate in providing abortions." The use of such phrases "aiding and assisting" and "assisting or funding" may be broadly construed and involve subjective determinations, which may or may not mean that the Proponents intend to prohibit ordinary course banking relationships with such organizations or other payments to such organizations. Because of the uncertainty created by the vagueness of the Proposal, neither Wachovia nor Wachovia shareholders voting on the Proposal would know with any reasonable certainty what the Proponents had in mind in making the Proposal.

Furthermore, it is also unclear what is intended by the phrase "involved in providing abortion and/or abortion services" in the Proposal. Do the Proponents intend to prohibit Wachovia from engaging in ordinary course business relationships with drug companies that manufacture certain abortion related drugs, or the retail drug stores that sell such drugs? Would it preclude payments to insurance companies or other companies involved in providing services related to abortion? The Proposal simply does not include enough information for Wachovia and the shareholders to fully understand what is intended by the Proposal and how it would be implemented if adopted. Accordingly, the Proposal is vague, indefinite and, therefore, potentially materially misleading.

The Staff has consistently found that proposals may be excluded if the proposal would be subject to differing interpretations and the shareholders would not know with any reasonable certainty what measures would be taken by the company if the proposal were implemented. See Staff Legal Bulletin No. 14B (CF) (September 15, 2004). For example, in Philip Morris Companies Inc. (publicly available February 7, 1991), the Staff concluded that a proposal that asked a company to immediately cease contributing money or aiding in any way politicians, individuals or organizations that advocate or encourage bigotry and hate was excludable as vague and indefinite to shareholders voting on the proposal and potentially misleading since any action taken by management, upon implementation, could be significantly different from the actions envisioned by shareholders voting on the proposal. The Staff also noted in that case that the proposal involved highly subjective determinations concerning what constitutes, among other things, "aiding in any way" and, therefore, was vague, indefinite, and potentially misleading. See also Compass Bancshares, Inc. (publicly available January 13, 1998) (proposal mandating the company to sever all connections with organizations which purport to have an anti-democratic agenda excludable because "neither the shareholders voting on the proposal, nor the Company, would be able to determine with reasonable certainty what measures the Company would take if the proposal was approved") and Aetna, Inc. (publicly available February 3, 1997) (proposal requesting the company decline to pay for services whose purpose is to terminate life excludable as vague and indefinite).

As noted above, in addition to charitable contributions, the Proposal could be interpreted to prohibit a wide range of ordinary course banking services that involve the payment of money and that may be provided by Wachovia to a wide range of companies throughout the medical and health care industries. Depending upon whether the Proposal was given a broad interpretation or a narrow one, any action taken by Wachovia upon implementation of the Proposal could be very different from the type of action envisioned by Wachovia shareholders at the time they voted on the Proposal. This, of course, is significant because the Proposal clearly would have a much greater impact on Wachovia, its shareholders and employees if Wachovia broadly interpreted the Proposal to prohibit ordinary course customer relationships with a variety of companies in the medical and health care industries. Shareholders, however, would have no way of knowing when they voted on the Proposal how the Proposal would be interpreted by Wachovia or other shareholders, nor would they know the extent that it would impact Wachovia's business activities, including ordinary course business activities. Accordingly, the Proposal is very similar to the proposals described above that were found to be potentially misleading under Rule 14a-9 as vague and indefinite and, therefore, excludable from proxy materials under Rule 14a-8(i)(3).

Based on the foregoing and in view of the consistent position of the Staff on prior proposals relating to similar issues, Wachovia believes that it may properly omit the Proposal under Rule 14a-8(i)(3). Wachovia also notes that because the deadline for submitting proposals to Wachovia has passed, the Proponents should not be permitted to correct any of the above deficiencies.

Rule 14a-8(i)(7)-Proposal Relates to the Conduct of Ordinary Business Operations.

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal if the proposal deals with the company's ordinary business operations. As noted above, it is unclear whether the Proposal deals exclusively with charitable contributions or also would apply to other customer relationships that Wachovia may have with Planned Parenthood and other organizations involved in providing abortion and/or abortion services. In either case, Wachovia believes that the Proposal relates to its ordinary business operations and may be excluded pursuant to Rule 14a-8(i)(7).

To the extent that the Proposal may be directed towards prohibiting Wachovia from making charitable contributions to Planned Parenthood and other organizations involved in providing abortion and/or abortion services, the Proposal would fall within the scope of a long line of no-action letters issued by the Staff that concur with the exclusion of proposals that seek to prohibit a company from making, or require a company to make, contributions to specific types of organizations. The Staff has consistently agreed that proposals requesting a company to refrain from making any contributions to specific types of organizations deal with matters relating to the conduct of the company's ordinary business operations and may be excluded from proxy materials pursuant to Rule 14a-8(i)(7) and its predecessor, Rule 14a-8(c)(7).

For example, in Minnesota Mining and Manufacturing Company (publicly available February 19, 1998), the Staff found that a proposal recommending that the company refrain from giving charitable contributions to organizations that perform abortion may be excluded from proxy materials because it deals with matters relating to the conduct of the company's ordinary business operations ("i.e., contributions to specific types of organizations"). Similarly, in T. Rowe Price Group, Inc. (publicly available December 27, 2002), the Staff concluded that a proposal, which Wachovia believes is similar to the Proponents' Proposal in that it could have been interpreted to apply to more than just charitable contributions, was excludable under Rule 14a-8(i)(7) because it related to ordinary business operations and contributions to specific types of organizations. In T. Rowe Price Group, Inc., the proponent requested that the company not sponsor or contribute to non-profit organizations which undermine the American war on terrorism. Although the use of the term "sponsor" could have been broadly construed, the Staff stated that the proposal could be excluded under Rule 14a-8(i)(7) because it dealt with contributions to a specific type of organization. See also Kmart Corporation (publicly available March 4, 1998) (proposal recommending that the company refrain from giving charitable contributions to organizations that perform abortions excludable because it related to contributions to specific types of organizations); Colgate-Palmolive Company (publicly available February 10, 1997) (proposal recommending that the company refrain from giving charitable contributions to organizations that perform abortions excludable); (Bank of America Corporation (publicly available January 24, 2003) (facially neutral proposal requesting that the company refrain from making charitable contributions excludable under Rule 14a-8(i)(7)); SJM Corp (publicly available February 1, 1999) (proposal mandating that the company not give anything of value to the San Jose Chamber of Commerce excludable); and Pacific Telesis Group (publicly available February 20, 1992) (proposal requesting the company to make contributions to the Planned Parenthood Federation of America excludable because it related to making contributions to a specific organization).

The Proposal also relates to Wachovia's ordinary business operations and may be excluded under Rule 14a-8(i)(7) if it is broadly interpreted to apply to banking and financial relationships that Wachovia may have with any organizations that may be involved in providing abortion and/or abortion services. As noted above, Wachovia is a financial services holding company that provides a wide range of financial services to its customers. The Staff has agreed that the decision to provide products and services, such as lending services, to particular types of organizations involves day-to-day business operations. For example, in Bancorp Hawaii, Inc. (publicly available February 27, 1992) the Staff found that a proposal that would have prohibited the company from participating in a number of specified business activities related to the proposed Honolulu rapid transit system, including purchasing bonds, making loans, and acting as a financial consultant was excludable because it related to the company's day-to-day business operations. In that case the Staff recognized that the decision as to whether to make a loan or provide its products or services to a particular customer is the core of a bank holding company's business activities. See also Centura Banks, Inc. (publicly available March 12, 1992) (proposal requiring the company to refrain from knowingly having business dealings with anyone involved in the manufacture or sale of illegal drugs, and to refrain from giving aid or comfort to anyone involved in the manufacture or sale of illegal drugs excludable from proxy materials as dealing with ordinary business operations); and Citicorp (publicly available January 19, 1989) (proposal prohibiting loans to corporations that have changed their annual meeting dates excludable because it relates to ordinary business operations). In addition, the Proposal also would interfere with Wachovia's ordinary business operations to the extent that it would prohibit payment of medical expenses, or reimbursement payments, under Wachovia's employee benefit plans. See American Express Company (publicly available February 28, 1992) (proposal asking the company to refrain from giving money to advocacy or organizations that support, counsel or perform abortions relates to ordinary business operations "(i.e., employee benefits)").

The Staff on many occasions has permitted the exclusion of a proposal that is so integral to the ordinary business operations of the company even though it raises an important social issue such as abortion. Wachovia believes that this particularly is the case when the company, such as Wachovia in the present situation, is not directly involved in the business that raises the social policy issue (i.e. performing abortions or providing abortion services). For example, as noted above, the Staff permitted the exclusion of proposals in Minnesota Mining and Manufacturing Company, Colgate-Palmolive Company and American Express Company despite the fact that the proposals raised the issue of abortion. This also was the case in Centura Banks, Inc. and T. Rowe Price Group, Inc., which also involved important, high profile social issues such as the sale of illegal drugs and the war on terrorism. Even in circumstances when the company's business closely relates to a social issue such as abortion the Staff has permitted the exclusion of a proposal if the proposal is so intertwined with the company's ordinary business operations. See Eli Lilly & Co. (publicly available February 8, 1990) (proposal relating to the manufacture and distribution of an abortion-related drug excludable because it relates to ordinary business operations); and Hospital Corp. of America (publicly available February 12, 1986) (proposal dealing with a service, the performance of abortions, excludable because it concerned a matter relating to the company's ordinary business operations). Similarly, Wachovia believes that the decision to make contributions, medical payments or provide financial services, such as loans, to specific types of organizations is clearly within the day-to-day operations of Wachovia's business and may be excluded under Rule 14a-8(i)(7).

Accordingly, based on the foregoing and in view of the consistent position of the Staff on prior proposals relating to similar issues, Wachovia believes that it may properly omit the Proposal under Rule 14a-8(i)(7).

Conclusion

For the reasons set forth above, Wachovia respectfully submits that it may properly omit the Proposal from its 2005 Proxy Materials and requests that the Staff indicate that it will not recommend enforcement action to the Commission if Wachovia omits such Proposal.

In accordance with Rule 14a-8(j), six copies of this letter, including Exhibits A and B, are enclosed, and a copy of this letter is being sent to the Proponents. Wachovia hereby agrees to promptly forward to the Proponents any Staff response to this no-action request that the Staff transmits to Wachovia only by facsimile.

Please acknowledge receipt of this letter by stamping the enclosed copy of the first page of the letter and returning it in the enclosed self-addressed, stamped envelope. If you have any questions regarding this request, please call the undersigned at (704) 383-4901. My facsimile number is (704) 715-4494.

Very truly yours,



Anthony R. Augliera
Senior Vice President and
Assistant General Counsel

ARA/
Enclosures
cc: Patricia B. Forr and R. Thomas Forr

Exhibit A

October 20, 2004

Corporate Secretary
Wachovia Corporation
301 S. College Street
Charlotte, NC 28288-1153

Re: Patricia B. Forr and R. Thomas Forr, joint tenants
2715 3rd Street, Altoona, PA 16601-3622, owners of 5081 shares
of Wachovia Corporation common stock

Dear Sir or Madam:

We make the following proposal and supporting statement for inclusion in the proxy statement to be voted on at the 2005 annual meeting of stockholders:

PROPOSAL

Shareholders recommend that the Board of Directors disallow the payment of any corporate funds to Planned Parenthood and any other organizations involved in providing abortion and/or abortion services.

SUPPORTING STATEMENT

Planned Parenthood is the nation's largest abortion chain with in excess of 100 affiliates and over 800 health centers. In the year 2002, Planned Parenthood performed in excess of 200,000 abortions which means that approximately 1 out of every 6 abortions performed in America are being done at a Planned Parenthood clinic. Planned Parenthood receives substantial funding from government grants and contracts in excess of $250,000,000 per year which represents one-third of their total revenue of slightly in excess of $750,000.00. The Foundress of Planned Parenthood, Margaret Sanger, was a supporter of elitists theories of race superiority and was a supporter of eugenic programs.

Wachovia Corporation should not be involved in the business of assisting abortion providers. More than 30% of abortions are performed on women of the black race, even though the black race constitutes less than 15% of our population. In addition, a disproportionate number of abortions are performed on other minorities. Wachovia stockholders are encouraged to vote against the use of any corporate funds for the purpose of aiding and assisting Planned Parenthood or any other abortion provider.

Abortion has been shown to be a possible significant contributing factor in incidents of breast cancer and is the cause of many serious health problems both medically and psychological in its women victims. Abortion has imposed a terrible blight upon our country and Wachovia Corporation should have no part in assisting or funding those who participate in providing abortions.

Respectfully submitted,



R. Thomas Forr, Jr.



Patricia B. Forr

Exhibit B

SULLIVAN, FORR, STOKAN & HUFF

ATTORNEYS AT LAW
1701 FIFTH AVENUE
ALTOONA, PA 16602-2319

JOHN F. SULLIVAN
R. THOMAS FORR, JR.
WILLIAM J. STOKAN
JAMES R. HUFF, II
SHAWN P. SULLIVAN
TIMOTHY M. SULLIVAN
MATTHEW W. LENT
JOEL M. KORMANSKI
DONALD J. BYRNES
MARY ANN PROBST

TELEPHONE:
(814) 946-4316

FAX:

(814) 946-9426

E-MAIL:
tforr@sfshlaw.com

November 8, 2004

Mr. Anthony R. Augliera
Senior Vice-President and
Asst. General Counsel
Wachovia Corporation
301 S. College Street, 30th Floor
Charlotte, NC 28288-0630

Re: Shareholder Proposal

We, Patricia B. Forr and R. Thomas Forr, Jr., joint owners of 5081 shares of Wachovia Corporation common stock, do hereby acknowledge and affirm that we are the holders of in excess of $2000.00 in market value of Wachovia Corporation common stock for the past year, and it is our intention to continue to hold Wachovia securities in excess of the $2000.00 value through the date of the 2005 annual meeting which we understand to currently be held on April 19, 2005.

If you need any further documentation or verification, please advise. Thank you for your consideration.

Very sincerely yours,



R. Thomas Forr, Jr.



Patricia B. Forr

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 25, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wachovia Corporation
Incoming letter dated December 20, 2004

The proposal recommends that the board disallow the payment of corporate funds to Planned Parenthood and any other organizations involved in providing abortion services.

There appears to be some basis for your view that Wachovia may exclude the proposal from its proxy materials under rule 14a-8(i)(7), as relating to Wachovia's ordinary business operations (i.e., contributions to specific types of organizations). Accordingly, we will not recommend enforcement action to the Commission if Wachovia omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Wachovia relies.

Sincerely,



Kurt K. Murao
Attorney-Advisor